UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018 (Report No. 2)

Commission File Number: 001-38177

CLEMENTIA PHARMACEUTICALS INC.

(Exact Name of Registrant as Specified in Its Charter)

4150 Sainte-Catherine Street West, Suite 550
Montreal, Quebec, Canada H3Z 2Y5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into Clementia Pharmaceuticals Inc.’s Registration Statement on Form F-3 (File No. 333-227726).

Entry into Sales Agreement

On October 19, 2018, Clementia Pharmaceuticals Inc. (“Clementia”) entered into a Sales Agreement (the “Sales Agreement”) with Leerink Partners LLC, as agent (“Leerink”). Under the Sales Agreement, Clementia may offer and sell common shares, no par value, from time to time during the term of the Sales Agreement through Leerink, acting as agent. Clementia has filed a prospectus supplement relating to the offer and sale, from time to time, of its common shares having an aggregate offering price of up to $40,000,000 (the “Shares”) pursuant to the Sales Agreement.

Clementia is not obligated to sell any Shares pursuant to the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, Leerink will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of The Nasdaq Global Select Market (“Nasdaq”), to sell Shares from time to time based upon Clementia’s instructions, including any price, time or size limits or other customary parameters or conditions Clementia may impose.

Under the Sales Agreement, Leerink may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act of 1933, as amended, and the rules and regulations thereunder, including, without limitation, sales made directly on or through Nasdaq, on or through any other existing trading market for the Shares or to or through a market maker. If expressly authorized by Clementia, Leerink may also sell Shares in negotiated transactions.

The Sales Agreement will terminate upon the earlier of (i) the issuance and sale of all of the Shares through Leerink on the terms and subject to the conditions set forth in the Sales Agreement, or (ii) termination of the Sales Agreement as otherwise permitted by the Sales Agreement. The Sales Agreement may be terminated by Leerink or Clementia at any time upon ten days’ notice to the other party, or by Leerink at any time in certain circumstances, including the occurrence of a material adverse effect on Clementia. Clementia will pay Leerink compensation in cash equal to 3.0% of the gross proceeds from the sales of Shares pursuant to the Sales Agreement and has agreed to provide Leerink with customary indemnification and contribution rights.

The Shares will be issued pursuant to Clementia’s previously filed and effective Registration Statement on Form F-3 (File No. 333-227726), which was initially filed with the Securities and Exchange Commission on October 5, 2018 and declared effective on October 18, 2018.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts, such as statements regarding the sale of Shares under the Sales Agreement, if any, the intended use of proceeds, as well as termination of the Sales Agreement. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC. All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibits

Exhibit
Number	Description of Exhibit
10.1	Sales Agreement, dated October 19, 2018, by and between Clementia Pharmaceuticals Inc. and Leerink Partners LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEMENTIA PHARMACEUTICALS INC.

Date: October 19, 2018	By:	/s/ Clarissa Desjardins
Clarissa Desjardins
Chief Executive Officer